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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)



                            NORTH PENN BANCORP, INC.
        ---------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                   661454 207
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                 KEVIN M. LAMONT
                              79 COUNCIL CREST LANE
                               HAZLETON, PA 18202
                                  570-233-5605

        ---------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 APRIL 30, 2008
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


                                   Page 1 of 6

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CUSIP NO. 661454 207             SCHEDULE 13D

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           1       NAME OF REPORTING PERSON

                   KEVIN M. LAMONT

--------------------------------------------------------------------------------

           2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                                      (b) |_|

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           3       SEC USE ONLY

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           4       SOURCE OF FUNDS

                   PF, OO
--------------------------------------------------------------------------------

           5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

           6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER                84,323(1)
       NUMBER OF
  SHARES BENEFICIALLY  ---------------------------------------------------------
        OWNED BY
          EACH           8    SHARED VOTING POWER              --
       REPORTING
         PERSON        ---------------------------------------------------------
          WITH
                         9    SOLE DISPOSITIVE POWER           81,392

--------------------------------------------------------------------------------

                        10    SHARED DISPOSITIVE POWER         --

--------------------------------------------------------------------------------
           11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   84,323

--------------------------------------------------------------------------------
           12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES   |_|

--------------------------------------------------------------------------------
           13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.80%(2)

--------------------------------------------------------------------------------
           14      TYPE OF REPORTING PERSON
                   IN

--------------------------------------------------------------------------------

(1) Includes 1,601 shares subject to options exercisable within 60 days and 2,931 unvested shares of restricted stock which Mr. Lamont may vote.
(2) Based on 1,454,672 shares outstanding at March 31, 2009, including options exercisable within 60 days.

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ITEM 1.       SECURITY AND ISSUER
              -------------------

         This Schedule 13D relates to shares of common stock, par value $0.10 per share (the "Common Stock"), of North Penn Bancorp, Inc. (the "Company"), a Pennsylvania corporation, whose principal executive offices are located at 216 Adams Avenue, Scranton, Pennsylvania 18503.

ITEM 2.       IDENTITY AND BACKGROUND
              -----------------------

     (a)      This Schedule 13D is being filed by Kevin M. Lamont.

     (b) Mr. Lamont's residence address is 79 Council Crest Lane, Hazleton, PA 18202.

     (c) Mr. Lamont is the President of Millennium Health Services, Inc., 751 North Church Street, Hazleton, PA 18201 and President of Lamont Development Company, Inc., 33 West Butler Drive, Drums, PA 18222. Mr. Lamont is also a director of North Penn Bank, the Company's wholly owned subsidiary, which has the same principal executive office as the Company.

     (d) Mr. Lamont has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Mr. Lamont has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)      Mr. Lamont is a citizen of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
              -------------------------------------------------

         Mr. Lamont purchased 79,791 shares with approximately $793,910 in personal funds.

         Mr. Lamont was awarded 2,931 shares of restricted stock under the Company's 2006 Equity Incentive Plan for which he was not required to pay monetary consideration. Of such restricted shares, none are vested.

         Mr. Lamont was awarded options to purchase 8,003 shares of Common Stock under the Company's 2006 Equity Incentive Plan. Of such options, 1,601 are vested or will vest within 60 days.

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ITEM 4.       PURPOSE OF TRANSACTION
              ----------------------

         The shares covered by this Schedule 13D are being held for investment purposes. Mr. Lamont may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

         Except as described above and in his capacity as a director of the Company and the Bank, Mr. Lamont does not have any present plans or proposals that relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)      any action similar to any of those enumerated above.


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ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER
              ------------------------------------

         (a) Mr. Lamont beneficially owns 84,323 shares, representing 5.80% of the 1,454,672 shares of the Common Stock deemed outstanding as of March 31, 2009 for such purpose, including stock options exercisable within 60 days.

         In accordance with Rule 13d-3 of the Exchange Act, Mr. Lamont beneficially owned 84,323 shares, which include 79,791 shares held by directly by Mr. Lamont, 2,931 shares of restricted stock, and 1,601 shares that Mr. Lamont may acquire within the next 60 days pursuant to exercisable stock options.

         (b) Mr. Lamont has sole voting power over 84,323 shares, which include 2,931 shares of restricted stock and 1,601 shares that Mr. Lamont may acquire within the next 60 days pursuant to exercisable stock options.

         Mr. Lamont has sole dispositive power over 81,392 shares, which include 1,601 shares that Mr. Lamont may acquire within the next 60 days pursuant to exercisable stock options.

         (c) Mr. Lamont has not effected any transactions in the Common Stock during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              -------------------------------------------------------------
              RESPECT TO SECURITIES OF THE ISSUER
              -----------------------------------

         There are no contracts, arrangements, understandings or relationships between Mr. Lamont and any person with respect to any securities of the Common Stock.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS
              --------------------------------

         Not applicable.



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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


April 29, 2009                       By: /s/ Kevin M. Lamont
                                         -------------------
                                         Kevin M. Lamont